UNITED STATES
SECURITIES AND EXCANGE COMMISSION
Washington, D.C. 20548

FORM 12b-25

NOTIFICATION OF LATE FILING

001-12396
(Commission File Number)

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE BEARD COMPANY
(Full Name of Registrant)

(Former Name if Applicable)

Harvey Parkway
301 N.W. 63rd Street, Suite 400
(Address of Principal Executive Office (Street and Number))

Oklahoma City, Oklahoma 73116
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Beard Company (the “Company”) utilizes decentralized accounting for the operations of several of the subsidiaries in the consolidated group.  As a result of delays in closing the books of accounts of several of the Company’s subsidiaries and due to the matters discussed below more time is needed to prepare complete and accurate consolidated financial statements.

The Company is finalizing accounting for an investment currently capitalized on its books of account.  The Company feels disclosures based upon the latest information available regarding this investment would be beneficial to the reader of the consolidated financial statements.

The issues involved could not be resolved in time to meet the required filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Herb Mee, Jr.	(405)	842-2333
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

Following is an explanation of the anticipated change stating the reasons why a reasonable estimate of the results cannot be made.

The Beard Company (the “Company”) anticipates there will be a significant change in results of operations from the year ended December 31, 2008 to the year ended December 31, 2009.  The Company presently anticipates that its results of operations for the year ended December 31, 2009 will reflect earnings of $2,975,000 compared to $2,364,000 for the year ended December 31, 2008.  The primary reasons for the $611,000 improvement in results are the recognition, in 2008, of a $1,673,000 gain on the disposition of a controlling interest in a subsidiary with no comparable recognition in the year 2009, the receipt of an $832,000 settlement in 2009 with no comparable amount in 2008, and a gain, in 2008, of $3,329,000 on the sale of a portion of the assets of its CO2 Segment compared to a gain, in 2009, of $4,888,000 of the sale of the majority of the remainder of the assets in the CO2 Segment.

THE BEARD COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/Herb Mee, Jr.
Herb Mee, Jr., President